Consolidated Financial Statements
(Expressed in United States dollars)

YUKON-NEVADA GOLD CORP.

For the six months ended June 30, 2010 and 2009

The interim consolidated financial statements for the
three and six months ended June 30, 2010 and 2009
has not been reviewed by an independent accountant.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yukon-Nevada Gold Corp. (the Company) have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all but one of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

These interim unaudited consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

YUKON-NEVADA GOLD CORP.
Consolidated Balance Sheets
(Unaudited)
(In thousands of US dollars)

	June 30,	December 31,
	2010	2009
		(Audited)
Assets
Current assets:
Cash and cash equivalents	$459	$185
Investments	242	–
Accounts receivable and prepaid expenses	6,075	4,549
Inventories (note 4)	11,522	9,930
Future income taxes	895	895
	19,193	15,559
Restricted funds (note 5)	34,807	29,175
Property, plant and equipment (note 6)	87,321	89,270
Mineral properties (note 7)	64,737	60,526
Other assets	881	911

	$206,939	$195,441

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$47,061	$39,564
Deferred revenue	4,838	4,838
	51,899	44,402
Other long-term liabilities	50	50
Asset retirement obligations	37,305	35,907
Future income taxes (note 9)	15,175	15,372
	104,429	95,731
Shareholders' equity (note 10)
Share capital	241,713	227,075
Warrants	60,141	17,737
Contributed surplus	12,567	10,489
Accumulated other comprehensive income	2,273	2,273
Deficit	(214,184)	(157,864)
	102,510	99,710

Going concern (note 1)
Commitments and contingencies (note 12)
Subsequent event (note 13)

	$206,939	$195,441

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Robert Baldock”	Director	“Graham Dickson”	Director

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(In thousands of US dollars, except for share and per share amounts)

Six months ended June 30, 2010 and 2009

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Gold sales	$11,850	$4,788	$22,008	$4,788
Cost of gold sold	13,542	6,089	27,015	6,157
Gross margin – mining operations	(1,692)	(1,301)	(5,007)	(1,369)
Temporary shutdown costs (note 3)	-	2,460	-	4,912
Depreciation, depletion, and amortization	1,368	1,547	2,657	3,042
Accretion	720	722	1,439	1,440
Loss from mine operations	(3,780)	(6,030)	(9,103)	(10,763)
General and administration	693	486	1,699	1,312
Stock–based compensation (note 10(d))	545	-	771	-
Loss from operations	(5,018)	(6,516)	(11,573)	(12,075)
Other (loss) income:
Interest and other income	31	(138)	129	(57)
Foreign exchange gain (loss)	902	(1,007)	162	(665)
Interest and financing charge (note 10(c)(i))	(828)	(76)	(45,037)	(76)
	105	(1,221)	(44,746)	(798)
Loss before income taxes	(4,913)	(7,737)	(56,319)	(12,873)
Income tax (expense) recovery
Current	(1)	-	(1)	(87)
Future	-	-	-	-
Loss and comprehensive loss for the period	$(4,914)	(7,737)	$(56,320)	$(12,960)

Loss per share – basic and diluted	(0.01)	(0.02)	(0.10)	(0.04)

Weighted average number of shares outstanding (basic and diluted) (000's of shares)	652,520	311,964	582,401	297,657

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(In thousands of US dollars, except number of common shares)

	Common shares

	Shares			Contributed	Accumulated
		Amount	Warrants		comprehensive	Deficit	Total
	(000's)			surplus	income

Balance at January 1, 2009	272,655	$206,778	$19,107	$8,694	$2,273	$(115,204)	$121,648
Issued on private placement (note 10(b)(iii)-(vi),(c))	90,383	3,686	2,854				6,540

Share issue costs (note 10(b)(iii)-(vi),(c))	1,800	111	34	(80)			65
Exercise of warrants (note 10(c))	225,883	21,881	(3,603)				18,278
Expiry of warrants (note 10(c))	–		(655)	655			–
Exercise of options (note 10(d))	120	30		(13)			17
Flow through share renunciation	–	(5,411)					(5,411)
Stockbased compensation (note 10(d))	–			1,233			1,233
Loss for the year	–					(42,660)	(42,660)
Other	5						–
Balance at December 31, 2009	590,846	227,075	17,737	10,489	2,273	(157,864)	99,710
Issued on private placement (note 10(b)(ii),(c))	22,727	4,807					4,807
Flow through share issue (note 10(b)(i))	34,559	9,248					9,248
Share issue costs (note 10(b)(i))	–	(739)	128				(611)
Exercise of warrants (note 10(c))	14,000	1,178	(184)				994
Exercise of options (note 10(d))	190	47		(19)			28
Issue of inducement warrants (note 10(c)(i))	–		43,632				43,632
Expiry of warrants (note 10(c))	–		(1,172)	1,172			–
Stockbased compensation (note 10(d))	–			925			925
Loss for the year	–					(56,320)	(56,320)
Other	440	97					97
Balance at June 30, 2010	662,762	$241,713	$60,141	$12,567	$2,273	$(214,184)	$102,510

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(In thousands of US dollars)

Six months ended June 30, 2010 and 2009

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Cash provided by (used in):
Operations
Net loss for the year	$(4,914)	$(7,737)	$(56,320)	$(12,960)
Items not affecting cash:
Depreciation, depletion, and amortization	1,368	1,547	2,657	3,042
Accretion	720	722	1,439	1,440
Stock-based compensation	559	–	840	–
Loss on disposal and write-down of asset	–	280	–	468
Inducement warrants issued	–	–	43,632	–
Expenses settle in shares	64	–	97	–
Reclamation payments	–	(294)	–	(294)
Unrealized foreign exchange (gain) loss	(1,168)	803	(324)	502
	(3,371)	(4,679)	(7,979)	(7,802)
Change in non cash working capital (note 11)	2,077	5,345	4,779	7,508
Cash used by operating activities	(1,294)	666	(3,200)	(294)
Investing
Restricted funds	(5,637)	145	(5,672)	–
Short-term investments	(242)	–	(242)	–
Mineral property expenditures	(2,348)	(492)	(3,974)	(887)

Property, plant and equipment expenditures	(1,014)	(759)	(1,086)	(865)
Proceeds from sale of assets	–	–	–	112
Cash used by investing activities	(9,241)	(1,106)	(10,974)	(1,640)

Financing
Notes payable and capital leases	(11)	17	(18)	(5)
Common shares issued for cash	9,248	617	14,055	1,854
Share issue costs	(611)	–	(611)	–
Common shares issued upon exercise of shareholder warrants	254	910	994	910
Common shares issued upon exercise of stock options	7	–	28	–
Cash used by financing activities	8,887	1,544	14,448	2,759

Increase (decrease) in cash and cash equivalents	(1,648)	1,104	274	825

Cash and cash equivalents, beginning of period	2,107	827	185	1,106
Cash and cash equivalents, end of period	$459	$1,931	$459	$1,931

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the six months ended June 30, 2010 and 2009

1.	Going Concern:

Yukon-Nevada Gold Corp.’s (the Company) business is gold mining and related activities, including exploration, development, extraction, processing and reclamation. Gold has been produced in Nevada, USA (Jerritt Canyon) and gold exploration activities are being carried out in Nevada, USA (Jerritt Canyon) and the Yukon Territory, Canada (Ketza River and Silver Valley).

For properties other than the producing mine at Jerritt Canyon, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for these mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

During the third quarter of 2008 the Company determined that under current conditions the Jerritt Canyon mine was not economic, and the mine was shutdown on August 8, 2008. Subsequent to the mine closure, the Company began work on addressing a number of key operational issues that had previously caused the mine to operate at a loss plus issues related to the stop order issued by the Nevada Division of Environmental Protection (“NDEP”) in the first quarter of 2008 in order to receive permission to restart the milling operations. These issues included bringing the evaporation pond into operational use and beginning the drawdown of the tailings pond, finalizing engineering design plans of a new mercury emissions system, and the cleanup of waste materials onsite. The Company addressed all of these requirements and received approval from the NDEP to restart milling operations on March 25, 2009, with the requirement that the new mercury emissions system as proposed would be completed by May 31, 2009.

On May 30, 2009, the roaster circuits at Jerritt Canyon were once again shut down as delays in receiving critical components of the new mercury emissions system resulted in the Company being unable to meet the May 30, 2009 installation date. The system was completed in July 2009 and in October 2009 the Company obtained a consent decree to allow for the restart of the Jerritt Canyon facility from the Attorney General representing the NDEP.

Upon recommencement of operations, the Company continued to mill the remaining stockpiles on site as well as pursue toll milling opportunities at the Jerritt Canyon site. Additional financing is required in order to fund further development of the Jerritt Canyon mines and enable a return to mining once the necessary infrastructure work has been completed. Management is currently pursuing financing alternatives and believes it will be able to secure the required financing in the near future. Should such financing be obtained, Management believes that the remaining property, plant, and equipment costs can be fully recovered through a combination of toll milling and a return to mining.

At June 30, 2010 the Company had a working capital deficiency of $32.7 million. These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The conditions described in the preceding paragraphs raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern and recover the investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the six months ended June 30, 2010 and 2009

2.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles following the same accounting policies and methods of application used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2009, except for the new accounting policies adopted subsequent to that date, as discussed below. These unaudited interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, they should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

	(a)	Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. The subsidiaries and joint ventures along with percentage of ownership as at June 30, 2010 are:

Ketza River Holdings Ltd. (Yukon)	100%
YGC Resources Arizona Inc. (Arizona)	100%
Queenstake Resources Ltd. (British Columbia)	100%
Queenstake Resources U.S.A. Inc. (Delaware)	100%
Castle Exploration Inc. (Colorado)	100%
Yukon-Shaanxi Mining Company - Joint Venture (Yukon)	41%

(b)	International Financial Reporting Standards

In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace existing Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. As a result, the Company has developed a plan to convert its consolidated financial statements to IFRS and will commence reporting on an IFRS basis in the quarter ended June 30, 2011 with comparative 2010 data on an IFRS basis as required. The adoption of IFRS will have a significant impact on property, plant and equipment, asset retirement obligation, provisions and accumulated other comprehensive income.

Accounting policies applicable effective January 1, 2011

In June 2009, the CICA amended Handbook Section 3855 – Financial Instruments – Recognition and Measurement (“Section 3855”) to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted. At June 30, 2010, the Company had no debt instruments to which the Section 3855 amendments would be applicable.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the six months ended June 30, 2010 and 2009

On December 24, 2009, the CICA issued EIC Abstract 175 – Multiple Deliverable Revenue Arrangements (“EIC-175”). EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. The Company does not anticipate early adopting EIC-175. The Company plans to adopt revenue recognition principles in accordance with IFRS effective January 1, 2011 and does not anticipate that this adoption will have a material impact on the Company’s consolidated financial statements.

3.	Temporary Suspension of Jerritt Canyon Operations

On August 8, 2008 the Company announced the suspension of underground mining activity at the Jerritt Canyon property, with a suspension of the milling operations occurring the following week. The mill was shut down temporarily with plans to recommence processing available stockpiles in 2009 and continue to pursue toll milling opportunities and financing to continue mining activities. The mill resumed operations on March 29, 2009 and continued operations until May 30, 2009, when it was shut down again due to delays in ductwork required in the construction of the new mercury emission control system. The operations recommenced again on October 20, 2009 after the Company came to an agreement with the NDEP in the form of a Consent Decree (note 1). Expenses incurred during the shutdown of the mill, other than normal course operating costs have been included in temporary shutdown costs.

4.	Inventories:

	June 30,	December 31,
	2010	2009

Finished goods	$27	$1,316
Stockpiled ore	372	–
Purchased ore	2,285	5,340
Work in progress	6,197	558
Materials and supplies	2,641	2,716
	$11,522	$9,930

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA.

Included in cost of gold sold and depreciation, depletion and amortization expense on the statement of loss are total inventory related costs of $(0.9) million (December 31, 2009 – $0.6 million) and $(0.3) million (December 31, 2009 – $0.3 million), respectively. As at June 30, 2010, there is no net realizable value adjustment (December 31, 2009 - $0.4 million).

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the six months ended June 30, 2010 and 2009

5.	Restricted funds:

	June 30,	December 31,
	2010	2009
AIG commutation account (i)	$25,650	$25,580
Cash restricted for future exploration in Canada (ii)	5,603	–
Water use license letter of credit (iii)	2,901	2,940
Workmens' compensation self-insurance	431	431
Cash pledged as security for letters of credit	222	224
	$34,807	$29,175

(i)

The Company purchased from American Insurance Group (AIG) an environmental risk transfer program (the “ERTP”). As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations. During the first half of 2010, the Company earned $0.1 million (2009 - $0.1 million) interest from the commutation account.

(ii)

During 2010, the Company raised funds by way of private placements of flow-through shares. Under the conditions of these private placements, the funds must be spent in 2010 and 2011 on Canadian Exploration Expenditures (CEE) on properties located in Canada. A total of $7.2 million of cash is required to fund future exploration under the terms of the flow through share subscription agreements, however only a $5.6 million was available due to the use of cash on non-flow through expenditures at June 30, 2010. The Company is obligated to fund the remaining $1.6 million of expenditures by December 2011.

(iii)	The Yukon Territorial Government has a letter of credit with the Company to secure payment of potential reclamation work relating to the Ketza River project.

6.	Property, plant and equipment:

Property, plant and equipment comprise:

	June 30, 2010			December 31, 2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Jerritt Canyon mine, USA	$106,764	$19,897	$86,867	$105,685	$17,032	$88,653
Ketza River project, Canada	1,557	1,188	369	1,642	1,126	516
Corporate and other, Canada	245	160	85	239	138	101
	$108,566	$21,245	$87,321	$107,566	$18,296	$89,270

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the six months ended June 30, 2010 and 2009

The continuity of property, plant and equipment is as follows:

	June 30, 2010			December 31, 2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Opening, January 1	$107,566	$18,296	$89,270	$105,763	$11,913	$93,850
Addtions	1,086	n/a	1,086	2,629	n/a	2,629
Depreciation	n/a	3,035	(3,035)	n/a	6,425	(6,425)
Write-downs	–	–	–	(772)	(42)	(730)
Reclass	(86)	(86)	–	(54)	–	(54)
Closing, June 30	$108,566	$21,245	$87,321	$107,566	$18,296	$89,270

7.	Mineral properties:

	December 31,
	2009	Additions	June30, 2010

Ketza River project, Canada (b)	$58,093	$3,962	$62,055
Silver Valley project, Canada (b)	1,508	178	1,686
Arizona project, USA (c)	591	–	591
Yukon-Shaanxi project, Canada (d)	327	71	398
Other Yukon and BC projects, Canada (e), (f)	7	–	7
	$60,526	$4,211	$64,737

a)	Jerritt Canyon, Nevada:

The Company has a 100% interest in the Jerritt Canyon property which consists of two gold producing mines, the SSX-Steer complex and the Smith mine. The carrying value of Jerritt Canyon is nil at June 30, 2010 and December 31, 2009 due to a $69.4 million impairment charge on Jerritt Canyon mineral properties recorded in 2008 when the operations were shutdown.

(b)	Yukon properties:

(i)	Ketza River properties, Yukon:

The Company has a 100% interest of the Ketza River property including 308 mining claims and leases, a mill and all associated equipment. The focus of the Ketza River property is gold.

(ii)	Silver Valley, Yukon:

The Company has a 100% interest in 114 claims and an option to acquire an additional 6 claims from an Optionor.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the six months ended June 30, 2010 and 2009

(c)	Silver Bar, Arizona:

The Company has a 100% interest in 55 claims in Pinal County, Arizona. The focus of exploration of this property will be gold and copper.

(d)	Greenwood properties:

The Company owns a 75% interest in 31 claims in the Greenwood Mining District in south east British Columbia which are subject to a 2% net smelter returns royalty. The remaining 25% interest in this gold property is owned by Intrepid Minerals Corporation. This property was written down to a nominal amount in 2005.

(e)	Other Yukon Base Metals properties:

(i)	Money property:

The Company has a 100% interest in 46 claims on this gold, silver and copper property located in south central Yukon. The Company entered into an option agreement with Yukon Zinc Corporation (Yukon Zinc) in August 2005 which allows Yukon Zinc to acquire a 25% interest in the property by making cash payments to the Company of C$40,000 over a five year period and incurring C$150,000 of exploration expenditures over that period. Upon exercise of the initial option, Yukon Zinc will have an additional option to acquire an additional 26% interest in the property by paying the Company C$25,000 in cash or shares upon giving notice of its intent to pursue the additional option and undertaking an additional C$500,000 of exploration expenditures over two years from date of election of the additional option.

(ii)	Wolf property:

The Company has a 34.42% joint venture interest in 18 claims in this zinc, lead and silver property in south central Yukon. Atna Resources Ltd. owns the remaining 65.58% interest.

(iii)	Bay property:

The Company staked 36 claims near Watson Lake, Yukon Territory during 2006. These claims are adjacent to claims held by an unrelated third party. The focus of this property, based on preliminary historical geological work, will be silver.

These properties have nominal carrying values.

8.	Related party transactions:

During the six months ended June 30, 2010, the Company was charged a total of C$0.2 million (2009 - C$0.1 million) in legal fees by a law firm for general corporate services in which the corporate secretary of the Company is a partner. The amount owing at June 30, 2010 is C$0.3 million. A portion of these fees are included in share issue costs with the remainder included under general and administrative expenses.

In the six months ended June 30, 2010, the Company was charged a total C$0.8 million by a Company owned by a director of the Company, for the management of the Yukon properties. The director ceased being a director of the Company in May, 2010.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the six months ended June 30, 2010 and 2009

9.	Income taxes:

June 30, 2010
Future income tax liability, opening	$15,372
Impact of foreign exchange on Canadian dollar future income tax liability	(197)
Future income tax liability, closing	$15,175

10.	Share capital:

(a)	Authorized share capital consists of an unlimited number of common shares

(b)	Common shares issued and outstanding:

(i)

In May, 2010 the Company closed private placements for gross proceeds of $9.2 million from the issuance of an aggregate of 34.6 million flow-through shares (the "FT Shares") at C$0.275 per FT Share in two tranches. In connection with the private placement, the Company paid a commission of $0.6 million cash and 0.7 million share purchase warrants (the "Agent's Warrants"). Each Agent's Warrant will entitle the Agent to purchase one Common Share of the Company for a period of two years at an exercise price of C$0.275 Common Share. All securities issued pursuant to these private placements are subject to a four month hold period, commencing on their respective closing dates. The proceeds from the private placements will be used on the continued exploration of the Company's Ketza River Property, Yukon Territory.

(ii)

On March 26, 2010 the Company closed its $4.8 million non-brokered private placement for a total of 22.7 million common shares at a price of C$0.22 per Share. There was no finder's or commission fee payable on the private placement.

(iii)

On December 1, 2009, the Company closed a non-brokered private placement for a total of 10.0 million units (the "Units") at a price of C$0.10 per Unit for proceeds of $0.9 million. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 18 months of closing of the private placement.

(iv)

In August 2009 the Company closed two non-brokered private placements for a total of 41.1 million units (the "Units") at a price of C$0.10 per Unit. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 30 months of closing of the private placement.

(v)

On April 24, 2009 the Company closed a non-brokered private placement for a total of 12.0 million units (the "Units") at a price of C$0.06 per Unit for proceeds of $0.6 million. In addition, a finder's fee of 0.4 million units was paid on the private placement. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.08 per share within 24 months of closing of the private placement.

(vi)

On February 27, 2009 the Company closed two non-brokered private placement as follows: 10.0 million units ("Unit 2") were issued at a price of C$0.05 per Unit 2 for proceeds of $0.4 million. Each Unit 2 consists of one common share (a "Share") and two series of Share purchase warrants. The first warrant (the "Series "A" Warrant") can be exercised to purchase one additional Share (the ""A" Warrant

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the six months ended June 30, 2010 and 2009

Share") at a price of C$0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series "B" Warrant") can be exercised to purchase one additional Share (the ""B" Warrant Share") at a price of C$0.09 per share within 18 months of closing of the private placement. In addition, 1.0 million units were issued as a finder's fee in connection with the private placement which consists of one common share and one Series A warrant.

17.3 million units ("Unit 1") were issued at a price of C$0.06 per Unit 1 for proceeds of $0.8 million. In addition, 0.4 million Unit 1 units were issued as a finder's fee in connection with the private placement. Each Unit 1 consists of one common share (a "Share") and one Share purchase warrant (the "Warrant"). The Warrant can be exercised to purchase one additional Share (the "Warrant Share") at a price of C$0.08 within 24 months of closing of the private placement.

(c)	Warrants:

Where the warrants are issued as part of a unit comprised of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair value. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black Scholes pricing model. Where the warrant is issued and not attached to a common share, they are valued using the Black Scholes pricing model.

The following are shareholder warrants outstanding as of December 31, 2009:

			Warrants (in thousands)

		Exercise	December		Exercised	December	Carrying
Expiry date	Note	price (C$)	31, 2008	Issued	/expired	31, 2009	value
January 16, 2009		$1.80	1,000	-	(1,000)	-	$-
April 12, 2010		5.50	2,851	-	-	2,851	1,172
June 20,2012		3.00	21,426	-	-	21,426	15,282
December 17, 2009		0.07	87,200	-	(87,200)	-	-
June 17, 2010		0.09	87,200	-	(85,200)	2,000	21
February 25, 2011	10(b)(vi)	0.08	-	17,733	(17,333)	400	8
February 24, 2010	10(b)(vi)	0.07	-	11,000	-	11,000	140
August 24, 2010	10(b)(vi)	0.09	-	10,000	-	10,000	118
April 24, 2011	10(b)(v)	0.08	-	12,400	(5,600)	6,800	150
February 7, 2012	10(b)(iv)	0.125	-	18,830	(10,000)	8,830	334
February 28, 2012	10(b)(iv)	0.125	-	22,220	(20,550)	1,670	61
June 1, 2011	10(b)(iii)	0.125	-	10,000	-	10,000	451
			199,677	102,183	(226,883)	74,977	$17,737

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the six months ended June 30, 2010 and 2009

The following are shareholder warrants outstanding as of June 30, 2010:

			Warrants (in thousands)

		Exercise	December		Exercised/	June 30,	Carrying
Expiry date	Note	price (C$)	31, 2009	Issued	expired	2010	value
April 12, 2010		5.50	2,851	-	(2,851)	-
June 20,2012		3.00	21,426	-	-	21,426	15,282
June 17, 2010		0.09	2,000	-	(2,000)	-	-
February 25, 2011	10(b)(vi)	0.08	400	-	-	400	8
February 24, 2010	10(b)(vi)	0.07	11,000	-	(11,000)	-	-
August 24, 2010	10(b)(vi)	0.09	10,000	-	-	10,000	118
April 24, 2011	10(b)(v)	0.08	6,800	-	(1,000)	5,800	127
February 7, 2012	10(b)(iv)	0.125	8,830	-	-	8,830	334
February 28, 2012	10(b)(iv)	0.125	1,670	-	-	1,670	61
June 1, 2011	10(b)(iii)	0.125	10,000	-	-	10,000	451
January 12, 2012	(i)	0.320	-	170,400	-	170,400	38,728
January 12, 2012	(i)	0.129	-	10,000	-	10,000	2,513
January 12, 2012	(i)	0.260	-	10,250	-	10,250	2,391
May 12, 2012	10(b)(i)	0.275		700		700	128
			74,977	191,350	(16,851)	249,476	$60,141

(i)

On January 12, 2010, the Company’s shareholders approved the issuance of up to 190.7 million inducement warrants for the early exercise of 200.9 million existing warrants that expired on December 17, 2009, June 17, 2010, February 6, 2012 and February 12, 2010. In the first quarter of 2009 $43.6 million was expensed related to the issue of these warrants.

(d)	Stock options:

The Company has a stock option plan (the Plan) in place under which the Board of Directors may grant options to acquire common share of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders, at any time under security based agreements, cannot exceed 10% of the issued and outstanding securities.

Under the fair value method, the total fair value of the stock based compensation recognized was $0.8 million for the six months ended June 30, 2010. A portion of this is included in operations and in mineral properties (cost allocated to fair value of options granted to Ketza River contractors). There was no stock base compensation recognized in the six months ended June 30, 2009.

The options outstanding at June 30, 2010 are as follows:

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the six months ended June 30, 2010 and 2009

	Options	Weighted average
	outstanding	exercise price
	(000's)	(C$/option)
At January 1, 2009	8,869	1.71
Granted	21,585	0.15
Exercised	(120)	0.15
Expired	(4,297)	1.41
At December 31, 2009	26,037	0.40
Granted	22,350	0.32
Exercised	(190)	0.15
Expired	(1,275)	0.88
At June 30, 2010	46,922	0.35

	Outstanding			Vested
			Weighted			Weighted
		Weighted	average		Weighted	average
	Options	average	remaining	Options	average	remaining
Exercise Price	outstanding	exercise price	contractual	outstanding	exercise price	contractual
(C$)	(000's)	(C$/option)	life (years)	(000's)	(C$/option)	life (years)
0.15-0.31	21,275	0.15	4.1	8,675	0.15	4.1
0.32-0.82	22,665	0.33	4.6	834	0.49	2.7
0.83-1.60	275	1.45	2.2	275	1.45	2.2
1.61-1.75	1,882	1.72	2.1	1,882	1.72	2.1
1.76-5.70	825	2.72	1.5	825	2.77	1.5
	46,922	0.35	4.2	12,491	0.61	3.5

11.	Supplemental information:

Net change in non-cash working capital comprise of:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Accounts receivable and prepaid expenses	$(1,345)	$(271)	$(1,550)	$108
Inventories	(3,788)	973	(1,336)	720
Accounts payable and accrued liabilities	7,210	6	7,665	2,043
Deferred revenue	-	4,838	-	4,838
Payable on ore purchases	-	(201)	-	(201)
	$2,077	$5,345	$4,779	$7,508

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the six months ended June 30, 2010 and 2009

12.	Commitments and contingencies:

a)	Commitments:

The Company received advance payments of $4.8 million for gold to be delivered at a series of future dates. Once the revenue recognition criteria have been met this deferred revenue will be recognized as gold sales. In conjunction with the receipt of advance payment on gold sales the Company committed to the delivery of 6,508 ounces as follows:

Ounces sold	Contract price (per ounce)
1,000	$850
2,650	750
2,858	700
6,508	$743

Each contract has a specific penalty payment required for late delivery. For the first contract, this penalty amounts to $0.03 million per month, whereas the latter two contracts contain penalties of $0.08 million per month. As of June 30, 2010, the Company has not delivered the ounces required under the contracts and has made penalty payments of $1.4 million to the counterparty in the first half of 2010.

(b)	Contingencies:

(i)

On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice representing the Environmental Protection Agency (EPA) alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company has responded to the allegations and has held discussions with the EPA on the matter in order to determine the nature of the violations, with further discussions upcoming in the second quarter. The final outcome and the extent of any liability is not yet determinable.

(ii)

On June 10, 2009 Queenstake Resources USA Inc. (“Queenstake”), a subsidiary of the Company filed a complaint in the Fourth Judicial District Court, State of Nevada, against the former mill operator, Golden Eagle International Inc. (“GEII”), stating that GEII had not operated the mill in a workmanlike manner and at a level consistent with industry standards, resulting in a loss of revenues to Queenstake. The Company, through its subsidiary, is claiming damages, the ultimate amount of which is yet to be determined. Subsequently, GEII has filed an answer and counterclaim alleging that the Company had breached the mill operating agreement, resulting in loss of future revenues to GEII and loss of reputation. GEII is also claiming damages, the ultimate amount of which is yet to be determined.

(iii)

Queenstake has been named as a defendant in a class action lawsuit initiated by certain employees who were laid off in August 2008. The action is for an alleged violation of the Federal WARN Act, Employment Retirement Income Security Act, and State Labor Laws and to foreclose on labor liens not yet filed.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the six months ended June 30, 2010 and 2009

Queenstake intends to satisfy all outstanding legal obligations caused by the shut down in August 2008. When the mine closed the Company took steps to pay out these obligations from available cash at the time, which was half of the amount required under the Federal WARN Act. The Company has provided for what it believes to be the amount that remains due under the Federal WARN Act, Employment Retirement Income Security Act, and State Labor Law obligations. The Company and Queenstake will defend the class action from any and all unjustified claims where they believe there is no obligation. The class action lawsuit has not been certified by the courts.

13.	Subsequent event:

On July 13, 2010 Sprott Asset Management LP, for and on behalf of certain managed accounts, funds and other purchasers ("Sprott"), agreed to purchase $25.0 million principal amount in senior secured notes (the "Notes"). The proceeds from the sale of the Notes will be used to assist with the development of the Jerritt Canyon Gold Project and for working capital purposes. The Notes will have a maturity date of no later than March 31, 2013 and will be secured by a charge over all the assets of Queenstake Resources U.S.A. Inc. ("Queenstake") and a share pledge over all shares in Queenstake. The Notes will be repaid through monthly cash installments based on a notional amount of approximately 284,114 shares of SDR GLD Gold Shares beginning September 2010, provided that the Company will guarantee a minimum rate of return of 5% per annum on the aggregate principal amount over the life of the Notes. In connection with the Note financing, the Company will issue to Sprott an aggregate of 25 million common share purchase warrants (the "Warrants"), each such warrant entitling the holder to purchase one common share of the Company at a price of C$0.40 per share for a period of three years following closing.

14.	Comparative figures

Certain prior year’s figures have been restated to conform to current year’s presentation.